UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd, Suite 3, 7th Floor

50, Broadway, London, England, SW1H 0DB, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other events

On March 10, 2025, ReNew Energy Global Plc (“ReNew”) announced that it has received proceeds from the 300 MW sale it had announced on December 23, 2024. The enterprise value of the sale transaction is ~$177 million*, including net current assets, and excluding change-in-law proceeds. Additionally, up to ~$16 million* is expected to be received as an earn-out on account of change in law proceeds pertaining to increase in basic customs duty (BCD), safeguard duty (SGD) and goods & service tax (GST), after the first payment is realized by the project SPV, ReNew Sun Waves Private Limited (RSWPL). The 300 MW SECI solar project is located in Jaisalmer, Rajasthan. The tariff for the 25-year power purchase agreement is INR 2.55/unit, and the expected EBITDA is ~$19 million. After the transfer of the outstanding debt to the buyer, the transaction will result in a cash inflow of approximately $76 million, including change-in-law proceeds for ReNew.

* based on the exchange rate of $1 = INR 87. Enterprise value as per December 23, 2024 exchange rate (USD$1 = INR 85) is ~$181 million

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 10, 2025	RENEW ENERGY GLOBAL PLC

	By:	/s/ Kailash Vaswani
	Name:	Kailash Vaswani
	Title:	Chief Financial Officer